POWER TECHNOLOGY, INC.

5300 Memorial Drive - Suite 700
Houston, Texas 77007
(713) 621-4310 (713) 688-0622 Fax

November 20, 2006

U.S Securities and Exchange Commission
Division of Corporate Finance
Peggy Fisher, Assistant director
450 Fifth Street, N.W.
Washington, D.C. 20549

Re:	SEC Comment Letter dated November 16, 2006
Power Technologies, Inc. [File no. 0-24857]
Revised Preliminary Proxy Materials filed November 6, 2006

Dear Ms. Fisher:

To follow are Power Technologies, Inc.’s (the “Registrant”) responses to your comment letter dated November 16, 2006. This cover letter is submitted concurrently with the amended Schedule 14A Preliminary Proxy Materials filed with the Commission, and is intended to assist in your review and approval of the amended filing. The questions presented in your comment letter are answered by a narrative response and explanation, where appropriate which are reflected in the amended Pre 14A. Matters of law and legal analysis in this response have been prepared by our legal counsel and included herein where appropriate.

SEC COMMENTS / RESPONSES

1.    Nevada law states that “every stockholder of record of a corporation is entitled at each meeting of stockholders thereof to one vote for each share of stock standing in his name on the records of the corporation.” NRS 78.350(1) The legal basis supporting the position that all holders of the Company’s common stock are entitled to vote at the shareholders meeting, even those shareholders which have potentially “voidable” shares, is found in NRS 104.8210, regarding overissue, and a series of cases which hold that corporate remedial actions and good faith efforts to comply with statutory requirements to amend a corporate charter are ultimately effective and render the question of voidability moot. In essence, the line of reasoning asserts that the shareholders cannot be precluded or prohibited from acting (voting) while the status of their shares is merely “voidable” or even “questionable” so long as “the appropriate action has cured the overissue.”

While Nevada does not appear to have any case law interpreting this specific subsection of NRS 104.8210 and the statute does not specifically define what actions will “cure” an overissue so as to render a potential overissuance moot, a line of case law precedent establishes that the remedy, once applied cures the question of overissue and validity without terminating shareholder rights, including the right to vote shares. In each case discussed, the Court has acknowledged, as does the statute, that it is good public policy to permit remedial actions which result in substantial compliance with the requirements for amending a corporate charter rather than attacking the rights of any particular shareholder.

One of the earlier court decisions holding overissuance which was the result of an irregularity in a filing with the Secretary of the Commonwealth did not result in void stock is In re R Rombach & Co., 3 F.2d 46 (D.C.PA. 1924); see also Mitchell v. Mitchell, Woodbury Co., 160 NE 539, 541 (Mass. 1928) and 11 Fletcher Cyc. Corp. § 5145. Similar to the case at hand, the Company filed an erroneous certificate relating to an increase in capital stock which the Court ruled was not fatal to the issuance. This case, which pre-dates the federal securities laws, held that an improper filing did not void the ownership of shares. Similarly, in Kaiser v. Moulton, 631 S.W.2d 44 (Mo.App. E.D. 1981), the Missouri court of appeals cited to an error in the authorization of stock that was held to not void the ownership of that stock. The Kaiser Court held that where a good-faith effort was made to comply with the requirement to amend a corporate charter to add a new class of stock, the premature issuance of that stock was not an ultra vires act which voided the ownership of the shares. In its ruling the Kaiser Court stated “the better rule in such circumstances would be to regard the case as one of mere irregularity, rather than a void act.” Id. At 47.

This pragmatic approach is codified in the current law of the State of Nevada in NRS 104.8210 which states “an overissue does not occur if appropriate action has cured the overissue.” Which is re-emphasized in the Official Comment which states “Revised Article 8, does, however, recognize that under modern conditions, overissue may be a relatively minor technical problem that can be cured by appropriate action under governing corporate law.” NRS 104.8210, Official Comment No. 1 (2005). In the current situation, the appropriate action is to properly amend the Charter after an affirmative shareholder vote to increase the authorized shares, as was attempted and filed with the Secretary of State on the incorrect form in July of 2004. Accordingly, where approval for the “cure” is obtained through appropriate corporate action, the question of validity and overissue does not ripen into an actionable claim and shareholders retain the rights they have always had, despite the question of overissue.

This legal approach, allowing the cure to occur prior to delineation of shareholder rights such as void ownership and voting rights, is pragmatic and supported by the plain language of the statute as well as In re Rombach and its progeny. Assuming that approval can be obtained through the shareholder vote, the Company will not make any determinations about the ownership status of its shareholders and thus, all shareholders must be allowed to vote. It should also be noted that all of the Company’s current shareholders which hold shares that are potentially overissued, took those shares with the expectation and belief that they would have full rights afforded them as shareholders, including the right to vote as set forth in NRS 78.350(1).

2.    We have amended the filing on pages 5 and 6 of the Proxy Statement to include a table of security ownership of 5 percent or greater beneficial owners and management.

3.    Ratification by our shareholders of all prior issuances in excess of 100,000,000 is not a requirement of state law. In fact, state law does not compel or require ratification of corporate share issuances such as those set forth. All of the share issuances subject to the ratification proposal could be approved and enacted by the Board of Directors within their scope of duties and in the ordinary course of business. We are seeking ratification of the prior share issuances in order to implement a comprehensive remedial response to the erroneous filing of July 2004 and to apprise our shareholders of the overall effect of the possible overissue. Shareholder ratification is not a requirement, but a further effort to cure the technical filing problem and to negate future problems.

The filing has been amended at page 5 and 6, to explain in more detail why we are asking our shareholders to ratify the prior issuances, including the estoppel effect that ratification would tend to have under legal precedent which holds that a shareholder taking part in a meeting, either by voting for or against an action or not voting upon valid notice of such a meeting, cannot afterwards question the validity of the resulting vote. See e.g., Frasier v. Trans-Western Land Corp., 316 NW2d 612, 618-619 (Neb. 1982) (Shareholders were estopped from claiming that other shareholders were not actual shareholders since all of them acquiesced in the share issuance); Thornton v. Thornton Farms, Inc., 526 So.2d 315, 320 (La. App. 1988) (Where all shareholders signed affidavit acknowledging share ownership, they ratify the issue).

There is no reason to allow ratification votes on any particular issuance or to unbundle the proposals. Separating the proposal as suggested would lead to confusion and actually jeopardize the intended remedial effect sought to be implemented through this shareholder vote. As discussed in Response to Comment 3, above, ratification is not a requirement of state law, but a remedial effort intended to bring certainty to the prior deficient filing of July 2004 and to preclude future claims by those shareholders which hold potentially overissued stock. Ratification of some but not all issuances is not an option afforded to shareholders because it would not accomplish the preemptive “cure” which the Company requires in seeking to obtain shareholder approval for amending the Corporate Charter to properly and unambiguously increase the authorized capital stock. By seeking ratification of all issuances subsequent to the July 2004 filing, the Company is preemptively addressing a technical deficiency in its filing which has resulted in the potential overissue of shares. The Company is not seeking approval of each issuance which would never have been subject to separate shareholder votes, rather the Company is seeking ratification of actions which have resulted in an ambiguous condition which can be cured through this action and shareholder approval. The Company has determined that the approval of the amendment is the appropriate remedy to cure the overissue concern in accordance with the state statute. If shareholders decline to approve the Proposal as set forth, including declining to ratify any specific issuance, then the shareholder should vote against the proposal.

An alternative would be to eliminate from the proposal, shareholder ratification and only seek approval for amending the Charter to increase authorized shares, which is the only legal requirement under state law. The Company would prefer to seek a comprehensive “cure” which includes a shareholder ratification of all issuances after the questionable filing, in order to unambiguously disclose the shares potentially subject to the overissue claim and to preempt subsequent claims relating to the irregularity of the filing or any concern that shareholders were not proffered the opportunity to vote on the matter. Thus, instead of unbundling the proposal to separate ratification from shareholder approval, it would be preferable to eliminate ratification and only seek approval of the increase in authorized capital. This however, is not the Company’s preferred response to the issues presented at the shareholder meeting and vote.

5.    In response to the staff’s comment this is to confirm that we have disclosed all of our existing contractual rights regarding the issuance of additional shares. We have included a detailed description of the existing and future contractual rights and obligations regarding the issuance of additional shares on pages 4 and 5 of the Proxy Statement. In response to your comment that we did not refer to any options or warrants, we specifically disclosed on page 5, under the heading “Options”, we disclosed the only options which currently exist. On page 5, under “Reserved Shares” we disclosed that we had reserved “20,904,875 shares of Common Stock for issuance to Cornell Capital Partners, L.P. (“Cornell”) pursuant to a warrant to purchase up to that number of shares at warrant exercise Price of $0.078 per share.”

6.    The filing has been amended at page 5 to discuss in more detail the effect of having a large number of authorized but unissued shares. It should be noted that this number is the same number that was set forth in the amendment filed in July 2004 and which the shareholders have been aware of since.

Very truly yours,

s/ Bernard J. Walter

Bernard J. Walter
President and Chairman of the Board